UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant

to § 240.13d-1(a) and Amendments Thereto Filed

Pursuant to § 240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. )

Nutanix, Inc.

(Name of Issuer)

Class A Common Stock, $0.000025 par value per share

(Title of Class of Securities)

67059N108

(CUSIP Number)

Bain Capital Investors, LLC

200 Clarendon Street

Boston, MA 02116

617-516-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 22, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 67059N108	13D	Page 2 of 7

1	Names of reporting persons BCPE Nucleon (DE) SPV, LP
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds WC
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with:	7	Sole voting power 0 shares of Class A Common Stock
	8	Shared voting power 16,854,032 shares of Class A Common Stock
	9	Sole dispositive power 0 shares of Class A Common Stock
	10	Shared dispositive power 16,854,032 shares of Class A Common Stock

11	Aggregate amount beneficially owned by each reporting person 16,854,032 shares of Class A Common Stock
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 6.4%
14	Type of reporting person PN

CUSIP No. 67059N108	13D	Page 3 of 7

Item 1. Security and Issuer

This Schedule 13D relates to shares of Class A Common Stock, $0.000025 par value per share (the “Common Stock”), of Nutanix, Inc., a Delaware corporation (the “Issuer”). The principal executive office of the Issuer is located at 1740 Technology Drive, Suite 150, San Jose, CA 95110.

Item 2. Identity and Background

(a) This schedule 13D is being filed by BCPE Nucleon (DE) SPV, LP, a Delaware limited partnership (the “Reporting Person”).

Bain Capital Investors, LLC, a Delaware limited liability company (“BCI”), is the general partner of Bain Capital Partners XII, LLC, a Cayman Islands limited liability company (“Partners XII”), which is the general partner of Bain Capital Fund XII, LP, a Cayman Islands exempted limited partnership (“Fund XII”). Fund XII is the sole member of BCPE Nucleon Investors (GP), LLC, a Delaware limited liability company (“Nucleon Investors GP”), which is the general partner of BCPE Nucleon Investors, LP, a Delaware limited partnership (“Nucleon Investors LP”), which is the sole member of BCPE Nucleon (DE) SPV (GP), LLC, a Delaware limited liability company (“Nucleon DE GP,” and, collectively with BCI, Partners XII, Fund XII, Nucleon Investors GP, Nucleon Investors LP and the Reporting Person, the “Bain Capital Entities”), which is the general partner of the Reporting Person. As a result, BCI may be deemed to share voting and dispositive power with respect to the securities held by the Reporting Person. Voting and investment decisions with respect to securities held by the Reporting Person are made by the managing directors of BCI.

(b) The principal business address for each of the Bain Capital Entities is 200 Clarendon Street, Boston, Massachusetts 02116.

(c) Each of the Bain Capital Entities is principally engaged in the business of investment in securities.

(d) During the last five years, none of the Bain Capital Entities has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Bain Capital Entities has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violation of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of the Reporting Person, Nucleon Investors GP, Nucleon Investors LP and Nucleon DE GP are organized under the laws of the State of Delaware. Partners XII and Fund XII are each organized under the laws of the Cayman Islands.

Item 3. Source and Amount of Funds or Other Consideration

On August 26, 2020, the Issuer and the Reporting Person entered into an Investment Agreement (as amended on September 24, 2020, the “Investment Agreement”).

Pursuant to the terms of the Investment Agreement, on September 24, 2020, the Issuer issued, sold and delivered to the Reporting Person $750,000,000 aggregate principal amount of the Issuer’s 2.50% Convertible Notes due 2026 (the “Convertible Notes”) issued pursuant to an indenture dated September 24, 2020, by and among the Issuer and U.S. Bank National Association, as trustee (the “Indenture”) for an aggregate purchase price of $750,000,000.

Pursuant to the terms of the Indenture, the Convertible Notes accrued interest payable semi-annually in-kind (so long as the Convertible Notes were held by the Reporting Person).

The Convertible Notes were convertible at the option of the holder at any time until the close of business on the scheduled trading day immediately preceding the maturity date, subject to all applicable conversion restrictions. The Notes were convertible into cash, shares of the Company’s Common Stock, or a combination thereof, at the Issuer’s option, based on an initial conversion rate of 36.0360 shares of Common Stock per $1,000 principal amount of the Notes (which is equal to an initial conversion price of $27.75 per share), in each case subject to customary anti-dilution and other adjustments. Pursuant to the terms of the Indenture, the Issuer elected combination settlement of cash equal to the principal value of the Convertible Notes and Common Stock for any value in excess of the principal value of the Convertible Notes.

On June 6, 2024, the Reporting Person delivered notice to the Issuer that it was converting $817,632,828 aggregate principal amount of Convertible Notes into 16,854,032 shares of Common Stock and $817,632,828 of cash. The cash portion of the conversion obligation was delivered to the Reporting Person on July 1, 2024. The aggregate conversion obligation was calculated based on a 25-trading day trailing volume-weighted average price of Common Stock of approximately $65.51 per share. The Reporting Person specified to the Issuer by separate notice that the delivery date of the portion of the conversion obligation to be paid in shares of Common Stock would be determined on or about July 23, 2024, contingent on the receipt of required regulatory approvals, including the expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvement Act of 1976, as amended (the “HSR Act”).

On July 22, 2024, the waiting period under the HSR Act terminated and the Reporting Person delivered notice to the Issuer that the delivery date of the Common Stock would be July 29, 2024.

Item 4. Purpose of Transaction

The information set forth in Items 3 and 6 of this Schedule 13D is incorporated by reference in its entirety into this Item 4.

The Reporting Person acquired the securities reported herein for investment purposes. In its capacity as a stockholder of the Issuer with the right to representation on the board of directors of the Issuer, the Reporting Person takes, and intends to continue to take, an active role in working with the Issuer’s management and the board of directors on operational, financial and strategic initiatives. The Reporting Person reviews, and intends to continue to review, on an ongoing and continuing basis, its investment in the Issuer. Depending upon the factors discussed below and subject to applicable law, the Reporting Person may from time to time acquire additional securities of the Issuer or sell or otherwise dispose of some or all of its securities of the Issuer. Any transactions that the Reporting Person may pursue may be made at any time and from time to time without prior notice and will depend upon a variety of factors, including, without limitation, current and anticipated future trading prices of the securities of the Issuer, the financial condition, results of operations and prospects of the Issuer, general economic, financial market and industry conditions, other investment and business opportunities available to the Reporting Person, tax considerations and other factors.

Item 5. Interest in Securities of the Issuer

The information set forth in Items 2 and 3 and on the cover pages of this Schedule 13D is incorporated by reference in its entirety into this Item 5.

(a) – (c) The percentage of the Issuer’s outstanding shares of Common Stock held by the Reporting Persons is based on 246,640,821 shares of Common Stock outstanding as of May 31, 2024, as reported in the Issuer’s most recent Quarterly Report on Form 10-Q for the period ended April 30, 2024, plus the 16,854,032 shares of Common Stock underlying the portion of the conversion obligation of the Convertible Notes to be settled in Common Stock.

As of July 22, 2022, the Reporting Person held a right to receive 16,854,032 shares of Common Stock, which constitutes approximately 6.4% of the outstanding Common Stock of the Issuer.

(d) Except as otherwise described in this Item 5, no one other than the Reporting Persons has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, any of the Common Stock beneficially owned by the Reporting Persons as described in this Item 5.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Item 3 of this Schedule 13D is incorporated by reference in its entirety into this Item 6.

Investment Agreement

References to and the description of the Investment Agreement set forth below in this Item 6 do not purport to be complete and are qualified in their entirety by reference to the full text of the Investment Agreement, which is attached hereto as Exhibit A and incorporated by reference herein.

Pursuant to the Investment Agreement, the Reporting Person received the right to appoint two nominees to the Board of Directors of the Issuer (the “Board”). If, at any time, the Reporting Person beneficially owns less than 50% of the Common Stock underlying the Convertible Notes (on an as-converted basis, and assuming full physical settlement), the Reporting Person will be entitled to have only one nominee designated to the Board, and if, at any time, the Reporting Person beneficially owns less than 25% of the Common Stock underlying the Convertible Notes (on an as-converted basis, and assuming full physical settlement), the Reporting Person will not be entitled to have any nominee designated to the Board. Further, the Reporting Person will not have a right to nominate (i) a second director to the Board, if the Reporting Person beneficially owns less than 9.09% of all of the Issuer’s Common Stock then outstanding (on an as-converted basis, and assuming full physical settlement), even if the Reporting Person otherwise beneficially owns at least 50% of the common stock underlying the Convertible Notes (on an as-converted basis, and assuming full physical settlement), or (ii) any director to the Board, if the Reporting Person collectively beneficially owns less than 4.0% of all of the Issuer’s Common Stock then outstanding (on an as-converted basis, and assuming full physical settlement), even if the Reporting Person otherwise beneficially owns at least 25% of the Common Stock underlying the Convertible Notes (on an as-converted basis, and assuming full physical settlement). As a result of the conversion of the Convertible Notes, the Reporting Person ceased to beneficially own at least 9.09% of the Issuer’s outstanding Common Stock and, as a result, has a right to nominate one director to the Board. The director nominated pursuant to the Reporting Person’s second nomination right intends to serve the remainder of his existing term.

The Reporting Person also has certain rights with respect to the registration of securities under the Securities Act of 1933, as amended, including shelf registration rights, pursuant to the Investment Agreement.

Item 7. Material to be Filed as Exhibits

Exhibit A	Investment Agreement (incorporated by reference from Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on August 27, 2020)

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information in this statement is true, complete and correct.

Dated: July 26, 2024	BCPE Nucleon (DE) SPV, LP

	By:	BCPE Nucleon (DE) SPV (GP), LLC, its general partner

	By:	/s/ David Humphrey
Name: David Humphrey
Title: Authorized Signatory